DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04011486

March 2, 2004

C. Michael Watson
Baker Botts LLP
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2004

Re: CenterPoint Energy, Inc.
Incoming letter dated February 11, 2004

Dear Mr. Watson:

This is in response to your letter dated February 11, 2004 concerning the shareholder proposal submitted to CenterPoint Energy by Harold J. Mathis, Jr. We also have received a letter from the proponent dated February 18, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Harold J. Mathis, Jr.
P.O. Box 1209
Richmond, TX 77406-1209

113010

HAROLD J. MATHIS, JR.

P. O. BOX 1209
RICHMOND, TEXAS 77406-1209

TEL (281) 342-5723
FAX (281) 342-8199
cengulfmar@aol.com

February 18, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 3-3
450 Fifth Street, N. W.
Washington, D. C. 20549

VIA FAX AND U.S. MAIL

CenterPoint Energy, Inc.
Shareholder Proposal Submitted by Harold J. Mathis, Jr.
Rule 14a-8 under the Securities and Exchange Act of 1934

Ladies and Gentlemen:

This letter is in response to one directed to you from Baker Botts L.L.P. regarding this proponent's proposal to elect all directors annually at CenterPoint Energy, Inc. Many of the claims made by Mr. Watson are unsound and do not merit exclusion of my proposal from the 2004 CenterPoint proxy materials.

Exhibit A

Item 1. Numerous proposals by this proponent and others have been cast as request that the Board initiate the proper actions necessary to eliminate classified boards. The wording that Mr. Watson has objected to is fairly common. This proponent did not ask the Board to eliminate the classified structure, but correctly asked that they take the steps necessary to do so. Further, it is not the proponent's responsibility to advise shareholders of the proxy voting rules. CenterPoint failed to make a full and complete disclosure (**Exhibit B**) of their super majority requirements in the 2003 proxy statement.

Item 2. The Council of Institutional Investors recently redesigned its website (**Exhibit C**) now listing what was "Shareholder Bill of Rights" as "Council Policies." The substance is still the same, now existing as:

Council Policies – The Board of Directors www.cii.org/dcwascii/web/nsf/doc/policies_i.com
"All directors should be elected annually (no classified boards.)"

Council Policies – Shareholder Voting Rights www.cii.org/dcwascii/web/nsf/doc/policies_ii.com
"Supermajority votes should not be required."

This proponent is willing to submit the more cumbersome but direct web address pertinent to the Council Policies referenced in the proposal.

Item 3. This proponent is willing to replace the statement "In fact, a vast number of companies listed on the NYSE elect all directors each year" with "In fact, a large number of publicly traded companies including ChevronTexaco, American International Group, Halliburton, TXU, Con Edison, CSX Corp., Motorola, General Motors, Nicor, Inc., ExxonMobil, ADM, J.P. Morgan, Chase & Co., Xerox, Bristol-Myers Squibb, Advanced Micro Devices, Ford Motor Co., Bank of America, Altria Group, Freeport-McMoRan Copper & Gold, American Express, Johnson & Johnson, Tyson Foods, Hewlett-Packard, Co., AT&T, Southern Co., Weingarten Realty, Schlumberger, Home Depot, Wells Fargo, Citigroup, Walt Disney Co., IBM, General Electric, Microsoft, Intel and Dell, to name just a few, elect all directors annually.

Item 4. This proponent is willing to recast the statement "classified boards are rapidly becoming a thing of the past" as his opinion by adding "It is this proponent's belief that . . .."

Item 5. This proponent continues to maintain that better corporate governance and Board accountability does protect one's investment. Shareholders were encouraged to vote YES to evaluate director performance each year. The two sentences are separate and not joined. It appears from Mr. Watson's petition to the Staff, that he opposes "better corporate governance and board accountability in addition to opposing the evaluation of director performance each year. These are beneficial attributes and the two indirect although not totally unrelated statements stand.

Item 6. Finally, Mr. Watson states that "abstentions will occur only in cases in which the abstain box is marked." This seems to disagree with CenterPoint's own 2003 Proxy Statement Voting Information (**Exhibit B**) that states abstentions have the same effect as a vote against any shareholder proposal submitted." However, in an effort to clarify the statement, this proponent agrees to add the words "mark to" abstain causing the substitute sentence to read "Please mark your proxy in support of this proposal; otherwise, it is automatically cast as a vote against, even if you mark to abstain."

This proponent would like to advise the Staff that the CenterPoint Proxy Statement for 2003 (**Exhibit D**) failed to state any applicable address where shareholder proposals should be submitted.

It is unfortunate that Mr. Watson chose not to discuss any of the issues with this proponent prior to addressing the Staff because it appears that many of the items cited could have been cured with simple modification.

An agreement to make the simple revisions would have saved valuable Staff time and the company money. Apparently, CenterPoint was intent on not having a proposal placed before shareholders regarding the annual election of directors.

In the event the Staff disagrees with any conclusion expressed herein, or should any additional information be required, this proponent would also appreciate an opportunity to confer with the Staff before issuance of its response.

Moreover, should CenterPoint elect to omit the name, address, and number of shares held from the proxy materials, this proponent reserves the right to insert same in the body of his reasons for the resolution.

Sincerely,

Harold J. Mathis, Jr.

cc: Scott E. Rozzell
Corporate Secretary
CenterPoint Energy, Inc.
1111 Louisiana
Houston, TX 77002

EXHIBIT A

HAROLD J. MATHIS, JR.

P. O. BOX 1209
RICHMOND, TEXAS 77406-1209

TEL (281) 342-5723
FAX (281) 342-8199
cengulfmar@aol.com

November 10, 2003

Center Point Energy, Inc.
Mr. Scott E. Rozzell
1111 Louisiana Street
Houston, TX 77002

BY FAX AND U.S. MAIL

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Center Point Energy, Inc. that at the coming annual meeting of 2004, Harold J. Mathis, Jr., who is the owner of 3200 shares, will cause to be introduced from the floor the following resolution. AS SHOWN BY THE BOOKS AND RECORDS OF THE CORPORATION OR IN BROKERS NAMES THAT I HAVE BEEN OWNER. THE STOCK WILL BE RETAINED PAST THE MEETING DATE. HOWEVER, CIRCUMSTANCES ARISING AFTER SUCH DATE MAY CHANGE THE HOLDINGS.

I ask that, if management intends to oppose this resolution, my name and address as above (including e-mail address), together with the number of shares owned and represented by me as recorded in the stock ledger of the Corporation, be printed in the proxy statement together with the text of the resolution and the statement of reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting.

Item 1. "**RESOLVED:** That the stockholders of Center Point Energy, Inc., assembled in annual meeting in person or by proxy, hereby request that the Board of Directors take the needed steps to provide that at future elections of directors new directors be elected annually and not by classes, as is now provided, and that on expiration of present terms of directors their subsequent elections shall also be on an annual basis."

REASONS

It is this proponent's belief that classification of the Board of Directors is not in the best interest of Center Point Energy, Inc. and its shareholders. This proponent also believes that it makes a Board less accountable to shareholders when all directors do not stand for election each year; the piecemeal election insulating directors and senior management from the impact of poor performance.

EXHIBIT A

Item 2. The Council of Institutional Investors' (http://www.cii.org/) Shareholders Bill of Rights recommends:

1) Annual Election of all directors
2) Adoption of shareholder resolutions that receive a majority of votes cast.

Item 3. In fact, a vast number of companies listed on the NYSE elect all directors each year.

The WALL STREET JOURNAL reports that:

"Weak Boardrooms and Weak Stocks Go Hand in Hand."
September 9, 2003

Item 4. Classified boards are rapidly becoming a thing of the past as more companies demonstrate a greater commitment to the principles of corporate democracy, adhering to policies that maximize accountability to shareholders.

Why should Center Point Energy, Inc. shareholders continue the piecemeal approach of waiting three years to complete their evaluation of the entire Board?

REGISTER YOUR VIEWS ON THE TOTAL BOARD'S PERFORMANCE EACH YEAR.

Item 5. Protect your investment through better corporate governance and board accountability. Vote YES to evaluate director performance each year.

Item 6. **PLEASE MARK YOUR PROXY IN FAVOR OF THIS PROPOSAL;** otherwise, it is automatically cast as a vote against, even if you abstain.

Sincerely,

Harold J. Mathis, Jr.

cc: Securities and Exchange Commission
Washington, D. C. 20549

Exhibit B

CENTERPOINT ENERGY, INC.

1111 Louisiana
Houston, Texas 77002
(713) 207-1111

PROXY STATEMENT

Voting Information

Who may vote. Shareholders recorded in our stock register on March 10, 2003, may vote at the meeting. As of that date, there were 305,214,431 shares of our common stock outstanding, not including shares of common stock owned by CenterPoint Energy. Each share of common stock has one vote.

Voting by proxy or in person. Your vote is important. You may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. You may always change your vote at the meeting if you are a holder of record or have a proxy from the record holder. Giving us your proxy means that you authorize us to vote your shares at the meeting in the manner you indicated on your proxy card. You may vote for all, some, or none of our director candidates. You may also vote for or against the other proposals or abstain from voting.

If you sign and return the enclosed proxy card but do not specify how to vote, we will vote your shares in favor of the director candidates, in favor of the proposal to amend and restate CenterPoint Energy's Stock Plan for Outside Directors, in favor of the ratification of independent auditors and against the shareholder proposals, if presented. If any other matters properly come before the annual meeting, we will vote the shares in accordance with our best judgment and discretion, unless you withhold authority to do so in the proxy card.

Your proxy may be revoked before it is voted by submitting a new proxy with a later date, by voting in person at the meeting, or by giving written notice to Mr. Scott E. Rozzell, Corporate Secretary, at CenterPoint Energy's address shown above.

If you plan to attend the meeting and your shares are held by banks, brokers or investment plans (in "street name"), you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from your broker or bank are examples of proof of ownership.

Quorum needed. In order to carry on the business of the meeting, we must have a quorum. This means at least a majority of the outstanding shares of common stock eligible to vote must be represented at the meeting, either by proxy or in person. Shares of common stock owned by CenterPoint Energy are not voted and do not count for this purpose.

Votes needed. The director candidates in Class I and the director candidate in Class III receiving the most votes will be elected to fill the open seats in that respective class on the Board. Adoption of the proposal to amend and restate the Stock Plan for Outside Directors requires the affirmative vote of a majority of the shares of common stock voted for or against the matter, provided the total votes cast for or against constitute 50% or more of the shares entitled to vote. Ratification of the appointment of independent auditors requires the favorable vote of a majority of the shares of common stock voted for or against the matter. Approval of any shareholder proposal presented at the meeting requires the favorable vote of a majority of the shares of common stock represented at the meeting. Abstentions and broker non-votes count for quorum purposes. For voting purposes, however, abstentions and broker non-votes do not affect whether the proposal to amend and restate the Stock Plan for Outside Directors is adopted or the appointment of independent auditors is ratified but have the same effect as a vote against any shareholder proposal submitted. Broker non-votes occur when a broker returns a proxy but does not have authority to vote on a particular proposal.

Exhibit C

Council of Institutional Investors

http://www.cii.org/dcwascii/web.nsf/doc/policies_i.cm

Council Policies - The Board of Directors

Annual election of directors. All directors should be elected annually (no classified boards).

http://www.cii.org/dcwascii/web.nsf/doc/policies_ii.cm

Council Policies - Shareholder Voting Rights

Voting requirements. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote. Supermajority votes should not be required.

Exhibit D

Shareholder Proposals for 2004 Annual Meeting

Any shareholder who intends to present a proposal at the 2004 annual meeting of shareholders and who requests inclusion of the proposal in CenterPoint Energy's 2004 proxy statement and form of proxy in accordance with applicable SEC rules must file such proposal with CenterPoint Energy by December 6, 2003.

CenterPoint Energy's bylaws also require advance notice of other proposals by shareholders to be presented for action at an annual meeting. In the case of the 2004 annual meeting, the required notice must be received by CenterPoint Energy's Corporate Secretary between November 9, 2003 and February 7, 2004. The bylaws require that the proposal must constitute a proper subject to be brought before the meeting and that the notice must contain prescribed information, including a description of the proposal and the reasons for bringing it before the meeting, proof of the proponent's status as a shareholder and the number of shares held and a description of all arrangements and understandings between the proponent and anyone else in connection with the proposal as well as other procedural requirements. If the proposal is for an amendment of the bylaws, the notice must also include the text of the proposal and be accompanied by an opinion of counsel to the effect the proposal would not conflict with CenterPoint Energy's Restated Articles of Incorporation or Texas law. A copy of the bylaws describing the requirements for notice of shareholder proposals may be obtained by writing Mr. Scott E. Rozzell, Corporate Secretary, at CenterPoint Energy's address shown above.

Director Nominations for 2004 Annual Meeting

CenterPoint Energy's bylaws provide that a shareholder may nominate a director for election if the shareholder sends a notice to CenterPoint Energy's Corporate Secretary identifying any other person making such nomination with the shareholder and providing proof of shareholder status. This notice must be received at CenterPoint Energy's principal executive offices between November 9, 2003 and February 7, 2004. The shareholder must also provide the information about the nominee that would be required to be disclosed in the proxy statement. CenterPoint Energy is not required to include any shareholder proposed nominee in the proxy statement. A copy of the bylaws describing the requirements for nomination of director candidates by shareholders may be obtained by writing Mr. Scott E. Rozzell, Corporate Secretary, at CenterPoint Energy's address shown above.

General Information

CenterPoint Energy began mailing this proxy statement and the accompanying proxy card to shareholders on April 4, 2003. The proxy statement and proxy card are being furnished at the direction of the Board of Directors. CenterPoint Energy will pay all solicitation costs, including the fee of Morrow & Co., who will help CenterPoint Energy solicit proxies for $9,500, plus expenses. CenterPoint Energy will reimburse brokerage firms, nominees, fiduciaries, custodians, and other agents for their expenses in distributing proxy material to the beneficial owners of CenterPoint Energy's common stock. In addition, certain of CenterPoint Energy's directors, officers, and employees may solicit proxies by telephone and personal contact.

The Board of Directors does not intend to bring any other matters before the meeting and has not been informed that any other matters are to be properly presented to the meeting by others. If other business is properly raised, your proxy card authorizes the people named as proxies to vote as they think best, unless you withhold authority to do so in the proxy card.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and holders of more than 10% of CenterPoint Energy's common stock to file with the SEC initial reports of ownership and

BAKER BOTTS LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

February 11, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

C. Michael Watson
713.229.1542
FAX 713.229.1522

CenterPoint Energy, Inc.
Shareholder Proposal Submitted by Harold J. Mathis, Jr.
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

CenterPoint Energy, Inc. a Texas corporation ("CenterPoint Energy"), has received from Harold J. Mathis, Jr. a shareholder proposal for inclusion in CenterPoint Energy's proxy materials for its 2004 Annual Meeting. The proposal relates to a recommendation for elimination of CenterPoint Energy's classified board of directors.

Pursuant to Rule 14a-8(j), we are submitting, on behalf of CenterPoint Energy, to the Securities and Exchange Commission (the "Commission") six copies of this letter together with six copies of Mr. Mathis' proposal (attached as Exhibit A hereto). By copy of this letter, we are simultaneously providing on behalf of CenterPoint Energy a copy of this submission to Mr. Mathis.

CenterPoint Energy expects to file its proxy materials in definitive form with the Commission on or about May 1, 2004.

Basis for Company's Intent to Omit Proposal

The Company intends to omit Mr. Mathis' proposal from its proxy materials because it contains impermissibly false and misleading language, including among other things unsupported assertions of fact and expressions of opinion not characterized as such.

Rule 14a-8(i)(3): Particular instances of false or misleading statements

We submit that CenterPoint Energy may properly exclude Mr. Mathis' proposal because it contains impermissibly false or misleading language. Rule 14a-8(i)(3) provides that a company may exclude a proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." Instances of materially false or misleading statements contained in the proposal are outlined below. As a result, CenterPoint Energy intends to omit the proposal from its 2004 proxy material. If the Staff determines that revisions to the proposal should be permitted so as to allow it to be included, substantial deletions and revisions would be necessary to rectify these deficiencies.

The proposal is formulated as a request "that the Board of Directors take the needed steps" to eliminate CenterPoint Energy's classified board structure. It incorrectly implies that the Board of Directors has the power to make such a change itself, when in fact elimination of the classified board would require submission of a charter amendment for consideration at a subsequent meeting of CenterPoint Energy's shareholders, with a 66 2/3% supermajority vote of shareholders required for approval. The proponent could easily have cast the proposal as a request that the Board approve and submit to shareholders for adoption an amendment to CenterPoint Energy's articles of incorporation to eliminate the classified board. The proponent did not do so. Neither does the proponent's supporting statement correct the misimpression conveyed by the wording of the proposal that the Board of Directors can itself "take the needed steps" to eliminate the classified board. [1]

It is not incumbent on CenterPoint Energy to devote its proxy statement response to correct the proposal's own mischaracterizations of the procedure necessary for such a change. The proposal must itself accurately state what is being proposed. If the proposal is not to be excluded in its entirety, it must be revised to correct the misimpression that the recommended action could be implemented by Board action alone.

It may also be argued that since the proposal is cast as a request that the Board take the necessary steps to eliminate the classified board, it is also excludable under Rule 14a-8(i)(6), which allows exclusion of proposals which a company would lack the power or authority to implement. Although the Staff has declined to concur in this basis for exclusion (see, e.g., *The Kroger Company* (April 12, 2002)), the requirement that the proposal not contravene the proxy rules by creating a false impression of how it could be implemented stands independently.

The paragraph in the supporting statement referring to the *www.cii.org* website is misleading. As stated in *Staff Legal Bulletin No. 14* (July 13, 2001) at Q&A F.1., a website reference may be excluded if information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this case, the website reference is only to a "home page" and there is no specific reference to the page on the website where the "Shareholders Bill of Rights" referred to by the proponent is located. The Staff has consistently held such a specific reference to be necessary when a web page is referred to. *See, e.g., AMR Corporation* (April 3, 2002) (noting that the website address "*www.cii.org*" may be omitted unless the proponent provided a citation to a specific source for a referenced definition); *Raytheon Company* (March 12, 2002) (same); *The Boeing Company* (March 2, 2002) (requiring the proponent to delete the website address "*www.cii.org*").

---

[1] It is not an answer to say that if proponent's proposal is adopted, shareholders would already have manifested their approval of elimination of the classified board. The vote on a precatory proposal is different from a subsequent vote on a specific charter amendment, with different disclosure and with a different vote required for approval.

Moreover, our review of the publicly available portions of the website did not indicate that a "Shareholders Bill of Rights" even exists on the website. CenterPoint Energy does not, and the reader of the proxy statement would not, have any way to evaluate the accuracy or relevance of the reference to the contents of a Shareholders Bill of Rights. Accordingly, if the proposal is not to be excluded in its entirety, the paragraph referring to this website must be omitted.[2]

Proponent's statement that "In fact, a vast number of companies listed on the NYSE elect all directors each year" is mere adjectival excess. No indication is given as to what constitutes a "vast" number or the percentage of companies the "vast" number represents. To the extent the statement is regarded as a statement of fact at all, it is without required factual support. *Staff Legal Bulletin No. 14*, Q&A G.4. (*Substantive Issues*). If the proposal is not to be excluded in its entirety, this sentence must be omitted.

Proponent's reference to an article from the September 9, 2003 issue of *The Wall Street Journal* is misleading in its entirety. Contrary to the false impression created, a review of the cited article reveals that it does not even include any reference to classified boards or annual election of directors. By quoting a headline ("Weak Boardrooms and Weak Stocks Go Hand in Hand") from an article unrelated to the proposal's subject matter and characterizing it as a "report," proponent apparently intends to associate, without support or argument, CenterPoint Energy with "weak boardrooms" and "weak stocks." Mr. Mathis has on at least one other occasion included in a shareholder proposal irrelevant headlines. See *Freeport-McMoRan Copper & Gold Inc.* (February 21, 2001), in which Mr. Mathis was required by the Staff to delete the extraneous headline "A Pit of Trouble" from a proposal that also related to elimination of a classified board. If the proposal is not to be excluded in its entirety, the reference to *The Wall Street Journal* and the quoted headline must be deleted.

Proponent likewise offers no factual support for his argumentative and misleading assertion that "classified boards are rapidly becoming a thing of the past." In fact, many companies have classified boards and Mr. Mathis provides no evidence that this will not continue to be the case. If the proposal is not to be excluded in its entirety, the statement that classified boards are rapidly becoming a thing of the past must be deleted.

The sentence "Protect your investment through better corporate governance and board accountability" fails to contain the appropriate qualification that it is the proponent's *opinion* that elimination of the classified board would have those effects. See *Staff Legal Bulletin No. 14,* Q&A G.4. (*Substantive Issues*). Accordingly, if the proposal is not to be excluded in its entirety, the sentence must be revised to insert that qualification.

The supporting statement concludes with the sentence "Please mark your proxy in support of this proposal; otherwise it is automatically cast as a vote against, even if you abstain." This statement is incorrect in that it implies that an unmarked proxy could be an abstention or

[2] Having failed even to indicate where the "Shareholders Bill of Rights" can be found, it is too late at this point for the proponent to cure the defect other than by deleting the paragraph.

that abstention is the same as a vote against. Abstentions will occur only in cases in which the "abstain" box is marked. If the proposal is not to be excluded in its entirety, the language "even if you abstain" must be deleted.

Rule 14a-8(i)(3): The proposal may be excluded in its entirety

The Staff has stated that its practice of permitting shareholders to revise proposals was adopted to deal with proposals that "contain relatively minor defects that are easily corrected." *Staff Legal Bulletin No. 14*, Q&A E.1. When a proposal requires detailed and extensive editing, the staff may find it appropriate to permit exclusion of the entire proposal, supporting statement, or both. *Id.* As noted above, both the proposal and almost every sentence of the supporting statement contain statements that must be deleted or that will require editing. Under these circumstances, CenterPoint Energy requests that the Staff confirm that it will not recommend enforcement action if CenterPoint Energy omits the proposal and its supporting statement in their entirety pursuant to Rule 14a-8(i)(3).

* * *

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of CenterPoint Energy's position be required, we would appreciate an opportunity to confer with the Staff before issuance of its response. Moreover, CenterPoint Energy reserves the right to submit to the Commission additional bases upon which the proposal may properly be omitted from the proxy statement.

If you should have any questions or comments regarding the foregoing, please contact the undersigned at (713) 229-1542 or Gerald M. Spedale at (713) 229-1734. We ask that you acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it in the self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,

C Michael Watson

C. Michael Watson

cc: Harold J. Mathis
P.O. Box 1209
Richmond, TX 77406-1209

Scott E. Rozzell
Executive Vice President, General Counsel and Corporate Secretary
CenterPoint Energy, Inc.

EXHIBIT A

HAROLD J. MATHIS, JR.

P. O. BOX 1209
RICHMOND, TEXAS 77406-1209

TEL (281) 342-5723
FAX (281) 342-8199
cengulfmar@aol.com

November 10, 2003

Center Point Energy, Inc.
Mr. Scott E. Rozzell
1111 Louisiana Street
Houston, TX 77002

BY FAX AND U.S. MAIL

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Center Point Energy, Inc. that at the coming annual meeting of 2004, Harold J. Mathis, Jr., who is the owner of 3200 shares, will cause to be introduced from the floor the following resolution. AS SHOWN BY THE BOOKS AND RECORDS OF THE CORPORATION OR IN BROKERS NAMES THAT I HAVE BEEN OWNER. THE STOCK WILL BE RETAINED PAST THE MEETING DATE. HOWEVER, CIRCUMSTANCES ARISING AFTER SUCH DATE MAY CHANGE THE HOLDINGS.

I ask that, if management intends to oppose this resolution, my name and address as above (including e-mail address), together with the number of shares owned and represented by me as recorded in the stock ledger of the Corporation, be printed in the proxy statement together with the text of the resolution and the statement of reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting.

> "**RESOLVED:** That the stockholders of Center Point Energy, Inc., assembled in annual meeting in person or by proxy, hereby request that the Board of Directors take the needed steps to provide that at future elections of directors new directors be elected annually and not by classes, as is now provided, and that on expiration of present terms of directors their subsequent elections shall also be on an annual basis."

REASONS

It is this proponent's belief that classification of the Board of Directors is not in the best interest of Center Point Energy, Inc. and its shareholders. This proponent also believes that it makes a Board less accountable to shareholders when all directors do not stand for election each year; the piecemeal election insulating directors and senior management from the impact of poor performance.

The Council of Institutional Investors' (http://www.cii.org/) Shareholders Bill of Rights recommends:

1) Annual Election of all directors
2) Adoption of shareholder resolutions that receive a majority of votes cast.

In fact, a vast number of companies listed on the NYSE elect all directors each year.

The WALL STREET JOURNAL reports that:

"Weak Boardrooms and Weak Stocks Go Hand in Hand."
September 9, 2003

Classified boards are rapidly becoming a thing of the past as more companies demonstrate a greater commitment to the principles of corporate democracy, adhering to policies that maximize accountability to shareholders.

Why should Center Point Energy, Inc. shareholders continue the piecemeal approach of waiting three years to complete their evaluation of the entire Board?

REGISTER YOUR VIEWS ON THE TOTAL BOARD'S PERFORMANCE EACH YEAR.

Protect your investment through better corporate governance and board accountability. Vote YES to evaluate director performance each year.

PLEASE MARK YOUR PROXY IN FAVOR OF THIS PROPOSAL; otherwise, it is automatically cast as a vote against, even if you abstain.

Sincerely,

Harold J. Mathis, Jr.

cc: Securities and Exchange Commission
Washington, D. C. 20549

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CenterPoint Energy, Inc.
Incoming letter dated February 11, 2004

The proposal urges the board to take the needed steps to provide for the annual election of all directors.

We are unable to concur in your view that CenterPoint Energy may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the reference to www.cii.org to provide a citation to a specific source;
- provide factual support in the form of a citation to a specific source for the sentence that begins "In fact, a vast . . ." and ends ". . . directors each year";
- recast the sentence that begins "Classified boards are . . ." and ends ". . . accountability to shareholders" as the proponent's opinion; and
- delete the discussion that begins "otherwise, it is . . ." and ends ". . .even if you abstain."

Accordingly, unless the proponent provides CenterPoint Energy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if CenterPoint Energy omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Michael R. McCoy
Attorney-Advisor